Management's Discussion and Analysis

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, merger with Fuel Systems, Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (formerly known as Westport Innovations Inc.; “Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2017 provides an update to our annual MD&A dated March 31, 2017 for the fiscal year ended December 31, 2016. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2016 and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of November 14, 2017.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.
The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Fuel Systems Solutions, Inc. ("Fuel Systems") and Westport Innovations Inc. ("Westport"), two companies with a strong foundation of innovation and technology leadership in the alternative fuels space were both key players in the development of the global market for gaseous fueled engines and vehicles for transportation and industrial applications. The merger of these two leaders in June 2016 has created Westport Fuel Systems, a premier global company for the engineering, manufacturing, and supply of alternative fuel systems and components.

Our corporate vision - “Driving Innovation to Power a Cleaner Tomorrow” - encompasses our mandate to deliver best-in-class alternative fuel engines, fuel systems, and components. Global trends in greenhouse gas emission reduction regulations and increasingly stringent urban air quality requirements further solidifies our strategy to develop technology solutions and commercialize products that original equipment manufacturers ("OEMs") will need to meet demanding regulatory frameworks. With a broad range of alternative fuel capabilities in liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen and our innovative proprietary technologies, Westport Fuel Systems is well positioned in key on-road, and high horsepower market segments.

Our Automotive business is the solid foundation of our market leadership position and source of competitive advantage. We have been able to realize synergies through a post-merger strategic assessment of our entire portfolio with emphasis on streamlining our operating lines as well as our product and brand portfolios.

We are leveraging our increased scale, customer base, and global sales and distribution networks to continue growing market share; a strategy we believe will lead to a stronger financial position. In addition to our significant operational competency in well-established automotive markets, our investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position. We reached a significant milestone during Q3 2017 with the shipment of the first commercial Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") components to our European OEM launch partner. Our fully integrated Westport™ HPDI 2.0 system matches the “diesel-like” power, torque, and fuel economy benefits of a true compression ignition engine powered by natural gas, with reduced greenhouse gas emissions, and the capability to run entirely on renewable fuels.

Westport Fuel Systems has a compelling value proposition. We offer technology solutions for global environmental challenges, we occupy a premier technology leadership position, and we have a range of brands and products for diverse applications and markets. Our team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize the next generation of gaseous fueled technologies with our OEM partners. Our operationally focused leadership team has deep expertise in successful organizational restructuring, customer satisfaction, and financial discipline. We are building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

Management's Discussion and Analysis

During 2017, the Company has completed a number of significant undertakings to improve its liquidity position, strengthen its balance sheet and simplify the number of businesses that the Company will focus on.

•	On April 28, 2017, the Company closed the transaction to sell the Industrial segment's Auxiliary Power Unit ("APU") business for total consideration of $70.0 million

•	On May 30, 2017, the Company sold additional Industrial assets for total consideration of $17.5 million

•	In July 2017, the Company completed an equity offering where it issued 19,125,000 common shares for gross proceeds of $28.7 million

•
In September 2017, the Company repaid $CDN 55.0 million of maturing debt. This debt was unsecured and carried a 9% interest rate. Approximately $CDN 5.0 million of this debt was tendered to the Company in August 2017 and a 1% premium was paid.

Management's Discussion and Analysis

LIQUIDITY AND GOING CONCERN

Management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated interim financial statements ("interim financial statements") are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the interim financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the interim financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the interim financial statements are issued.

These interim financial statements have been prepared on the basis that the Company will continue as a going concern. At September 30, 2017, the Company's cash and cash equivalents were $50.6 million and its long-term debt was $36.3 million, In September 2017, $44.8 million ($CDN 55 million) of long term debt matured and was repaid. The Company incurred significant recurring losses from operations as well as negative cash flows from operating activities during the nine months ended September 30, 2017 and the fiscal years 2016, 2015 and 2014, and anticipates incurring additional losses and negative operating cash flows during the fourth quarter of 2017, largely due to the start up of production and commercial distribution of HPDI 2.0.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are primarily related to a history of operating losses and capital investment requirements principally related to HPDI 2.0. In the prior quarters of 2017, maturing debt was also a factor, but as noted above, this maturing debt was repaid during this quarter.

After the merger with Fuel Systems and given the low oil price environment experienced in most of 2015 and 2016, the Company has been rationalizing its operations to achieve the necessary synergies required in order to become cash flow positive from operations. The Company expects to generate positive cash flows from operations throughout its business in 2017 and beyond except for its Corporate and Technology Investments segment, where the Company expects to incur significant costs for final development, testing and capital expenditures on its HPDI 2.0 program with a major original equipment manufacturer ("OEM") in fiscal 2017.

Management's plans

Management considered the following factors and management’s plans to alleviate or mitigate substantial doubt:

(a)    Reduced research and development investment leading to improved cash flows from operations

The Company continues to work towards its goals of positive adjusted earnings before interest, taxes, depreciation and amortization and improved operating cash flows, and has guided the external markets to achieving these goals in early 2018. As the HPDI 2.0 product enters production, the engineering and development spend on this product will decrease in 2018 and this reduction will improve cash flows.

(b)    Asset sales

The Company continues to examine other assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold and invest in these assets. The Company’s decisions with respect to these assets may depend on its ability to raise additional financings as discussed below. The Company's Board of Directors has approved a sales process and timeline for the sale of certain assets in the event that the financings are not obtained if and when required.

(c)    Additional financing

The Company has engaged financial advisors to assist with identifying and evaluating alternative sources of funding. As of the date of these interim financial statements, the Company has held discussions and received interest including draft term sheets from

Management's Discussion and Analysis

potential lenders. While there can be no assurance that the Company will be able to borrow on terms that are acceptable to the Company, management believes that it is probable that new loan(s) will be entered into on a timely basis, if and when required, or to further strengthen its balance sheet.

Management's assessment and conclusion

Management is confident that the cash on hand at September 30, 2017 of $50.6 million, reduced research and development expenditures forecast in 2018 and the estimated proceeds from financing or asset sales, as discussed above, will provide the cash flows necessary to fund operations over the next year to November 14, 2018, and as a result, management has determined that substantial doubt has been alleviated by management’s plans at a probable level of assurance. Management cautions the readers that there is no absolute assurance that the Company will be able to raise the financing necessary or realize on asset sales, under satisfactory terms and conditions, to continue as a going concern. If the Company was not to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying interim financial statements and the adjustments could be material.

Operating Segments

The principle focus of the operating business units are summarized below:

Automotive Business Segment

The Westport Fuel Systems Automotive segment designs, manufactures and sells CNG and LPG components and systems for passenger cars, light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket segments. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

The Automotive segment also designs, manufactures, and sells a wide range of CNG compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

We serve more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor. We supply a large number of global OEMs including Volkswagen, Tata, GAZ, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Aftermarket distributors and customers.

With effect from Q1 2017, the high pressure components and electronics product lines, formerly classified under the Industrial Business Segment, were consolidated into the Automotive business and the comparative balances reclassified accordingly.

Industrial Business Segment

On April 28, 2017, the Company completed the sale of the Auxiliary Power Unit ("APU") business, and on May 30, 2017, the Company completed the sale of assets from its Impco Industrial Mobile and Stationary Equipment business. Effective from Q1 2017, the Industrial Business Segment is no longer considered an operating segment and has been reclassified to discontinued operations.

Management's Discussion and Analysis

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics. The corporate oversight and general administrative functions for the Company are grouped under this unit.

Westport’s next generation of HPDI technology, Westport™ HPDI 2.0, will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are primarily manufactured in partner facilities, and offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors are developed with core components of Westport's HPDI™ 2.0 fuel system.

Cummins Westport Inc. ("CWI") Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on up to 100% RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc. ("WPI"), a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the "Amended JVA") governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of selling, marketing and developing spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Weichai Westport Inc. Joint Venture

WWI is a joint venture between the Company, Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. In April 2016, the Company sold a portion of its economic interest in WWI and the Company discontinued reporting of WWI on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment subsequent to the first quarter of 2016.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and nine months ended September 30, 2017 and September 30, 2016. The 2016 comparative data includes Fuel Systems' results from June 1, 2016 (acquisition date). Consequently, this is the first quarter since the acquisition of Fuel Systems that there has been a fully comparable prior year quarter. However, there are only four months of Fuel Systems' operations included in the nine months ended September 30, 2016 and, therefore, year to date comparisons continue to be impacted by the acquisition.

Selected Consolidated Statements of Operations Data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
		(Adjusted, Notes 1 and 2)		(Adjusted, Notes 1 and 2)
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$60.8	$56.1	$182.8	$117.3
Gross margin	$14.8	$8.7	$48.1	$23.2
GM %	24.3%	15.5%	26.3%	19.8%
Net income (loss) from continuing operations (3)	$(15.7)	$(33.6)	$(41.9)	$(54.7)
Net income (loss) from discontinued operations (1)	$0.1	$1.4	$46.0	$1.6
Net income (loss) (1)	$(15.6)	$(32.2)	$4.1	$(53.1)
Net income (loss) per share - basic	$(0.12)	$(0.30)	$0.04	$(0.63)
Net income (loss) per share - diluted	$(0.12)	$(0.30)	$0.03	$(0.63)
Weighted average basic shares outstanding	126,282,427	109,863,371	115,752,847	84,646,545
Weighted average diluted shares outstanding	126,282,427	109,863,371	129,912,015	84,646,545

(1)
Sale of Industrial business: with effect from the first quarter of 2017, the Industrial business segment has been reclassified as discontinued operations. See note 5 in the condensed consolidated interim financial statements. A gain of $54.9 million is included in net income from discontinued operations and net income for the nine month period.

(2)
CWI change in accounting policy: as discussed in note 8 of the annual consolidated financial statements for the fiscal year ended December 31, 2016 issued on March 31, 2017, the net losses in 2016 have been adjusted for a change in accounting policy at CWI.

(3)
Significant items in comparative period: the comparative 2016 periods include a $17.5 million restructuring provision recorded for severance and facility closures. Included in the nine months ended September 30, 2016 is a bargain purchase gain of $42.9 million related to the acquisition of Fuel Systems.

The following table sets forth a summary of our financial position as at September 30, 2017 and December 31, 2016:

Selected Balance Sheet Data

	September 30, 2017	December 31, 2016
(expressed in millions of United States dollars)
Cash and short-term investments	$51.1	$60.9
Total assets	311.1	331.5
Debt, including current portion	36.3	79.0
Royalty payable, including current portion	18.0	21.6
Total liabilities	175.6	246.0
Shareholders' equity	135.5	85.4

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of Cummins Westport Inc. ("CWI") for the three and nine months ended September 30, 2017, and September 30, 2016.

Selected CWI Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
		(Adjusted, Note 1)		(Adjusted, Note 1)
(expressed in millions of United States dollars)
Total revenue	$75.5	$67.5	$225.7	$206.0
Gross margin	27.9	22.0	78.2	59.5
GM %	37.0%	32.6%	34.6%	28.9%
Net income before income taxes	15.2	7.4	36.8	12.0
Income tax expense	3.6	2.5	11.2	3.2
Net income	11.6	4.9	25.7	8.8
Net income attributable to the Company	5.8	2.4	12.8	4.4

(1)
As discussed in note 8 of the annual consolidated financial statements for the year ended December 31, 2016, issued on March 31, 2017, the net losses in 2016 have been adjusted for a change in accounting policy at CWI.

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The following tables summarize results by segment for the three and nine months ended September 30, 2017, compared to the three and nine months ended September 30, 2016.

Items Affecting Comparability of Results

WWI results are only included in total segment revenue for the three months ended March 31, 2016, as WWI is no longer considered an operating segment after this date.

The 2016 comparatives only include Fuel Systems results from June 1, 2016. As noted previously, the Q3 2017 and Q3 2016 both include the results from Fuel Systems for the entire quarter making for meaningful comparisons. However, the nine months ended September 30, 2016 only includes four months of results from Fuel Systems, impacting comparability.

Revenue

Total consolidated revenues from continuing operations for the three months ended September 30, 2017 increased by $4.7 million or 8% from $56.1 million in 2016 to $60.8 million in 2017.

Total consolidated revenues from continuing operations for the nine months ended September 30, 2017 increased by $65.5 million or 56% from $117.3 million in 2016 to $182.8 million in 2017.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2017	2016	$	%	2017	2016	$	%
Automotive	$60.0	$53.6	$6.4	12%	$177.1	$113.1	64.0	57%
Corporate and Technology Investments	0.8	2.5	(1.7)	(68)%	5.7	4.2	1.5	36%
CWI	75.5	67.5	8.0	12%	225.7	206.0	19.7	10%
WWI	—	—	—	—%	—	29.9	(29.9)	(100)%
Total segment revenues	$136.3	$123.6	$12.7	10%	$408.5	$353.2	$55.3	16%
Less: equity investees' revenues	75.5	67.5	8.0	12%	225.7	235.9	(10.2)	(4)%
Total consolidated revenues	$60.8	$56.1	$4.7	8%	$182.8	$117.3	$65.5	56%

Automotive revenue for the three months ended September 30, 2017 was $60.0 million compared with $53.6 million for the three months ended September 30, 2016. The primary reasons for the increase were a 5% increase in the Euro compared to the US dollar, and strong sales in the European aftermarket business.

For the nine months ended September 30, 2017, revenue was $177.1 million compared with $113.1 million for the 2016 period. The increase in revenue was primarily due to the acquisition of Fuel Systems. Total Automotive revenue for the nine months ended September 30, 2016 includes sales from the Fuel Systems' business for the four month period since the June 1, 2016 acquisition.

Corporate and Technology Investments revenue for the three and nine months ended September 30, 2017 was $0.8 million and $5.7 million compared with $2.5 million and $4.2 million, respectively, for the three and nine months ended September 30, 2016. The Company continues to achieve revenue-generating milestones with its HPDI 2.0 launch customer and various customers.

CWI revenue for the three and nine months ended September 30, 2017 was $75.5 million and $225.7 million, respectively, compared with $67.5 million and $206.0 million for the three and nine months ended September 30, 2016, respectively. Unit sales for the three and nine months ended September 30, 2017 were 1,780 and 5,557 compared to 1,643 and 5,351 for the three and nine months ended September 30, 2016. The increase in revenue was primarily due to the increase in units sold and an increase in parts revenue attributed to the increase in the natural gas engine population in service.

Management's Discussion and Analysis

Gross Margin for the three months ended September 30, 2017

Total consolidated gross margin for the three months ended September 30, 2017 increased by $6.1 million from $8.7 million in 2016 to $14.8 million in 2017.

The following table presents gross margin by segment for the three months ended September 30, 2017 compared to the three months ended September 30, 2016:

(expressed in millions of U.S. dollars)

	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2017	Revenue	2016	Revenue	$	%
Automotive	$14.4	24%	$7.0	14%	$7.4	106%
Corporate and Technology Investments	0.4	50%	1.7	68%	(1.3)	(76)%
CWI	27.9	37%	22.0	33%	5.9	27%
Total segment gross margin	$42.7	31%	$30.7	25%	$12.0	39%
Less: equity investees' gross margin	27.9	37%	22.0	33%	5.9	27%
Total consolidated gross margin	$14.8	24%	$8.7	16%	$6.1	70%

Automotive gross margin increased by $7.4 million to $14.4 million, or 24% of revenue, for the three months ended September 30, 2017, compared to $7.0 million, or 14% of revenue for the three months ended September 30, 2016. Gross margins increased due to higher revenues, lower obsolescence charges, an acquisition-related adjustment in the prior period and cost reductions resulting from the restructuring activities beginning in the third quarter of 2016. Inventory obsolescence charges for the three months ended September 30, 2017 were $0.7 million compared to $4.4 million for the 2016 period. Automotive gross margins in the three months ended September 30, 2016 were reduced by $1.1 million for amortization of the inventory fair value adjustment recorded upon acquisition of Fuel Systems. Adjusting for obsolescence charges and the acquisition adjustment, automotive gross margin would have been $15.1 million and $12.5 million for the three months ended September 30, 2017 and 2016, respectively.

Corporate and Technology Investments gross margin for the three months ended September 30, 2017 was $0.4 million compared with $1.7 million for the three months ended September 30, 2016. The Company continues to achieve milestones with its HPDI 2.0 launch customer and other partners.

CWI gross margin increased by $5.9 million to $27.9 million, or 37% of revenue from $22.0 million or 33% of revenue in the prior year quarter. The increase in gross margin and gross margin percentage is driven by higher revenues, a favorable parts revenue mix compared to the prior year quarter and a positive warranty adjustment of $4.3 million for the three months ended September 30, 2017, compared to a positive warranty adjustment of $3.6 million for the three months ended September 30, 2016.

Management's Discussion and Analysis

Gross Margin

Total consolidated gross margin for the nine months ended September 30, 2017 increased by $24.9 million or 107% from $23.2 million in 2016 to $48.1 million for the comparative period in 2017.

The following table presents gross margin by segment for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

(expressed in millions of U.S. dollars)

	Nine months ended September 30, 2017	% of Revenue	Nine months ended September 30, 2016	% of Revenue	Change
					$	%
Automotive	$42.8	24%	$19.8	18%	$23.0	116%
Corporate and Technology Investments	5.3	93%	3.4	81%	1.9	56%
CWI	78.2	35%	59.5	29%	18.7	31%
WWI	—	N/A	3.0	10%	(3.0)	(100)%
Total segment gross margin	126.3	31%	85.7	25%	40.6	47%
Less: equity investees' gross margin	78.2	35%	62.5	26%	15.7	25%
Total consolidated gross margin	$48.1	26%	$23.2	20%	$24.9	107%

Automotive gross margin increased by $23.0 million to $42.8 million, or 24% of revenue, for the nine months ended September 30, 2017 compared to $19.8 million, or 18% of revenue for the nine months ended September 30, 2016. The increase in gross margin and the gross margin percentage is due to the acquisition of Fuel Systems on June 1, 2016. In addition, inventory obsolescence charges for the nine months ended September 30, 2017 were $0.8 million, compared to $5.7 million for the 2016 period.

Corporate and Technology Investments gross margin for the six months ended September 30, 2017 was $5.3 million compared with $3.4 million for the six months ended September 30, 2016 as the Company continues to achieved milestones with its HPDI 2.0 launch customer and other partners.

CWI gross margin increased by $18.7 million to $78.2 million, or 35% of revenue from $59.5 million or 29% of revenue in the prior year period. The increase in gross margin and gross margin percentage is driven by higher revenues, a favorable parts revenue mix compared to the prior year period and a favorable warranty adjustment of $9.5 million for the nine months ended September 30, 2017 compared to a favorable warranty adjustment of $5.3 million for the nine months ended September 30, 2016.

Management's Discussion and Analysis

Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016:

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2017	2016	$	%	2017	2016	$	%
Automotive	$3.9	$5.0	$(1.1)	(22)%	$11.9	$11.7	$0.2	2%
Corporate and Technology Investments	9.1	9.4	(0.3)	(3)%	27.4	29.3	(1.9)	(6)%
Total research and development	$13.0	$14.4	$(1.4)	(10)%	$39.3	$41.0	$(1.7)	(4)%

Automotive R&D expenses for the three and nine months ended September 30, 2017 were $3.9 million and $11.9 million, respectively, compared with $5.0 million and $11.7 million for the three and nine months ended September 30, 2016, respectively. The decrease of $1.1 million during the third quarter of 2017 was due to completion of various R&D programs and reduced headcount.

Corporate and Technology Investments R&D expenses for the three and nine months ended September 30, 2017 were $9.1 million and $27.4 million, respectively, compared with $9.4 million and $29.3 million for the three and nine months ended September 30, 2016, respectively. R&D expenses are expected to decrease in 2018 as the Company launches HPDI 2.0 in the fourth quarter of 2017.

Management's Discussion and Analysis

Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment, excluding equity investees, for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016:

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2017	2016	$	%	2017	2016	$	%
Total Automotive	$9.7	$7.5	$2.2	29%	$26.7	$19.5	$7.2	37%
Corporate and Technology Investments	6.5	9.5	(3.0)	(32)%	20.7	29.3	(8.6)	(29)%
Total selling, general and administrative	$16.2	$17.0	$(0.8)	(5)%	$47.4	$48.8	$(1.4)	(3)%

Automotive SG&A expenses for three and nine months ended September 30, 2017 were $9.7 million and $26.7 million compared with $7.5 million and $19.5 million for the three and nine months ended September 30, 2016. SG&A expense increased in Q3 2017 due to the strong Euro as compared to the prior year, an increase to the bonus accrual and an increase in bad debts expense in 2017. The increase for the nine months ended September 30, 2017 results from the acquisition of Fuel Systems in June 2016.

Corporate and Technology Investments SG&A expenses for the three and nine months ended September 30, 2017 were $6.5 million and $20.7 million compared with $9.5 million and $29.3 million for the three and nine months ended September 30, 2016. The decrease in expense is primarily due to merger costs associated with the Fuel Systems acquisition in 2016, which did not repeat in the current year, and lower salary expenses resulting from our 2016 restructuring activities and reduction in workforce.

Management's Discussion and Analysis

Restructuring costs recognized for the three and nine months ended September 30, 2017 were a net recovery of $0.2 million and $0.1 million, respectively, compared with expenses of $17.5 million for the three and nine months ended September 30, 2016, respectively. For the nine months ended September 30, 2017, a recovery of $4.8 million was recognized due to a change in estimate relating to the termination of a lease commitment in Vancouver, Canada. Excluding the recovery from the lease settlement, the termination and other exit costs recorded for the three and nine months ended September 30, 2017 were $0.2 million and $4.7 million, respectively, related to reductions in workforce in Canada, Italy, China and Argentina.

Foreign exchange gains and losses from continuing operations reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2017, we recognized net foreign exchange losses of $2.5 million and $2.0 million, respectively, compared to foreign exchange gains of $7.1 million and $1.7 million, respectively, in the comparative periods due to movements in the Canadian dollar and Euro relative to the U.S. dollar.

Depreciation and amortization for the three and nine months ended September 30, 2017 was $3.9 million and $11.2 million compared with $5.2 million and $12.0 million, respectively, for the three and nine months ended September 30, 2016. The decrease is due to lower depreciation on fully depreciated and sold assets, offset by additional depreciation on the remaining assets related to the Fuel Systems acquisition. The amount included in cost of product revenue for the three and nine months ended September 30, 2017 was $1.4 million and $3.9 million compared with $2.0 million and $2.6 million for the 2016 period.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. Up until the end of the first quarter of 2016, the Company also recorded its 35% interest in WWI using the equity method; however, due to our sale of a portion of our economic interest in WWI on April 20, 2016, we no longer have the ability to exercise significant influence and, therefore, with effect from that date we account for our interest using the cost method. The increase in income from investments results primarily from higher revenues and gross margins for CWI in the current year.

During the fourth quarter of 2016, CWI changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold and used to service warranty claims. This change was accounted for as a change in accounting policy and the comparative balances were adjusted on a retrospective basis. The Company's income from investments, accumulated deficit and long-term investments have been adjusted to reflect this change in accounting policy.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
		(Adjusted)		(Adjusted)
CWI - 50% interest	$5.8	$2.4	$12.8	$4.4
WWI	—	—	—	0.2
Income from investment accounted for by the equity method	$5.8	$2.4	$12.8	$4.6

Management's Discussion and Analysis

Interest on long-term debt, royalty payable and amortization of discount expense primarily relates to our interest expense on Canadian dollar and Euro denominated debentures.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Canadian debentures - 9% per annum	$0.8	$0.9	$2.7	$2.8
Senior financing facilities	0.2	0.2	0.5	0.4
Convertible note - 9% per annum	0.4	0.4	1.2	0.5
Royalty payable and other amortization of discount and interest expense	1.0	1.3	8.4	3.9
Total interest on long-term debt	$2.4	$2.8	$12.8	$7.6

Interest on long-term debt and royalty payable for the three and nine months ended September 30, 2017 was $2.4 million and $12.8 million compared to $2.8 million and $7.6 million for the three and nine months ended September 30, 2016. Interest expense increased for the nine months ended September 30, 2017 due to additional interest accrued on the convertible debt and the Cartesian royalty payable. The sale of the APU business and the sale of additional Industrial assets resulted in royalty prepayments to Cartesian of approximately $10.9 million. The Company recorded an additional finance charge of $5.2 million as a result of the prepayment of the royalty payable on the completion of these transactions in Q2 2017.

In September 2017, the Company repaid $CDN 55.0 million of the Canadian debentures. This debt was unsecured and carried a 9% interest rate. Approximately $CDN 5.0 million of this debt was tendered to the Company in August 2017 and a 1% premium was paid.

Income tax expense of $0.5 million for the three months ended September 30, 2017 was consistent with the corresponding period in 2016. The tax recovery for the nine months ended September 30, 2017 relates to the use of tax losses to offset the tax expense related to the gain on sale of Industrial assets during Q2 2017.

Discontinued operations As discussed in note 5 to the condensed consolidated interim financial statements, substantially all of the Industrial business segment (excluding the electronics and high pressure product lines) was sold during the second quarter of 2017. The Company recognized a net gain on sale of assets of $54.9 million during the second quarter of 2017.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our asset sales that closed during the second quarter of 2017 significantly improved our cash position, with net proceeds of $79.5 million. The equity issuance of 19,125,000 common shares subsequent to quarter end for gross proceeds of $28.7 million further strengthened our balance sheet. These cash inflows provided the Company with the necessary liquidity to repay the $CDN 55 million in debentures that matured in September 2017. See notes 5 and 13 in the condensed consolidated interim financial statements for further information on the asset sales and long term debt.

While our Automotive division generates positive cash flows, these cash flows are not sufficient to offset the significant capital investment and research and development expenditures required to support our HPDI 2.0 production start-up during late 2017. The majority of the HPDI 2.0 investment, both in terms of R&D and capital spend will complete in 2017. The Company incurred significant recurring losses from operations as well as negative cash flows from operating activities during the nine months ended September 30, 2017 and the fiscal years 2016, 2015 and 2014, and anticipates incurring additional losses and negative operating cash flows during the fourth quarter of 2017. See the Business Overview and General Developments section in this MD&A for further discussion on liquidity and going concern.

Our cash, cash equivalent and short-term investments position has decreased by $9.8 million during the first nine months of 2017 from $60.9 million at December 31, 2016. The decrease is primarily the result of the repayment of the debentures noted above, cash invested in our HPDI program and restructuring costs incurred, offset by cash flows from the sale of the APU and Industrial businesses and cash generated from the equity issuance. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses since inception, and as at September 30, 2017 has an accumulated deficit of $952.8 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing and its ability to raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of September 30, 2017, cost cutting measures and its ability to find new sources of financing, provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying condensed consolidated interim financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
Cash Flow from Operating Activities
For the three months ended September 30, 2017, our net cash flows used in continuing operating activities was $14.0 million, a decrease of $13.1 million from the net cash flows of $27.4 million used in operating activities in the three months ended September 30, 2016. The decrease is primarily due to improved operations since the merger with Fuel Systems and working capital management.
Cash Flow from Investing Activities
For the three months ended September 30, 2017, our net cash flows from continuing investing activities was $1.5 million, compared to cash inflows from continuing investing of $16.0 million for the three months ended September 30, 2016. The cash from continuing investing activities for the three months ended September 30, 2017 included $5.3 million in dividends received from the CWI joint venture, offset by $3.8 million for capital assets in preparation for the HPDI 2.0 launch. The inflows in 2016 were primarily from the sale of the Plymouth assets and dividends from CWI.

Management's Discussion and Analysis

Cash Flow from Financing Activities
For the three months ended September 30, 2017, our net cash flows used in financing activities from continuing operations was $21.1 million compared to net cash used in financing activities of $2.4 million for the three months ended September 30, 2016. In Q3 2017, the Company repaid the $CDN 55 million of debentures which matured in September 2017. Offsetting this was the net equity issuance of $26.0 million, which completed during the third quarter.

Cash Flow from Discontinued Operations

For the nine months ended September 30, 2017, our net cash flows from discontinued operations was $72.6 million due to the sale of the Auxiliary Power Units and Industrial business.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$84.1	$84.1	$84.1	$—	$—	$—
Restructuring obligations	4.3	4.3	4.3	—	—	—
Long-term debt, principal, (1)	36.2	36.3	6.8	4.5	22.4	2.6
Long-term debt, interest (1)	—	7.2	2.1	3.7	1.4	—
Long-term royalty payable (2)	18.0	35.0	2.0	11.1	7.6	14.3
Operating lease commitments	—	15.4	3.6	8.5	3.0	0.3
Royalty payments (3)	3.6	3.6	—	3.6	—	—
	$146.2	$185.9	$102.9	$31.4	$34.4	$17.2

(1) For details of our long-term debt, principal and interest, see note 13 in the condensed consolidated interim financial statements.

(2) For additional information on the long term royalty, see note 14 of the condensed consolidated interim financial statements.

(3) The Company is obligated to repay funding received from Industrial Technologies Office ("ITO") in the form of royalties equal to the greater of $1.0 million (CDN $1.4 million) or 0.33% of the Company's gross annual revenue from all sources, including CWI, until the earlier of March 31, 2018 or until cumulative royalties total of $21.0 million (CDN$28.2 million) has been repaid. As at June 30, 2017, $3.3 million remains accrued in accounts payable and accrued liabilities.

Management's Discussion and Analysis

SHARES OUTSTANDING

For the three months ended September 30, 2017 and September 30, 2016, the weighted average number of shares used in calculating the loss per share was 126,282,427 and 109,863,371, respectively. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	September 30, 2017	November 14, 2017
	Number	Number

Common Shares outstanding	130,614,811 (1)	130,767,809
Share Units
Outstanding (1)	6,094,652	5,727,961
Exercisable	1,655,042	1,699,354

(1)
As at September 30, 2017, the outstanding share units include 1,670,000 (November 14, 2017 - 1,670,000) performance share units ("PSUs") with payout levels ranging between 0% and 150% upon achieving the required performance criteria over the measurement period. These PSU's vest in May 2018.

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in Note 3 of our year ended December 31, 2016 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the September 30, 2017 interim condensed consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, plant and equipment, long-term royalty payable, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2016 annual consolidated financial statements and our 2016 annual Management and Discussion analysis, issued on March 31, 2017.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 of the notes to the condensed consolidated interim financial statements.

PRIOR PERIOD CORRECTION
During the current quarter, the Company identified an error in its financial statements for the periods ended June 30, 2017, whereby other long term assets and other comprehensive income were each understated by $10.0 million, which errors related to the accounting for discontinued operations in the quarter. The Company corrected this error retrospectively in the quarter ended September 30, 2017. The error did not impact net income (loss) or earnings (loss) per share for the three and six months ended June 30, 2017.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the nine months ended September 30, 2017, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting except as follows:
As described above, an error was identified in our financial statements for the period ended June 30, 2017 relating to accounting for discontinued operations. Accounting for discontinued operations was a new requirement as the Company had not had discontinued operations historically. Management concluded that its review control over the accounting for discontinued operations was not designed with sufficient precision to prevent or detect a material error in its accounting. Accordingly, a reasonable possibility existed that a material misstatement in the Company’s financial statements related to the accounting for discontinued operations would not be prevented or detected on a timely basis as evidenced by the error that occurred in the second quarter. In the current quarter, we developed enhanced control and review procedures which detected and remediated the control deficiency.

REGULATORY COMPLIANCE

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") in connection with the Company's operations in China. Westport Fuel Systems is cooperating with this request and cannot predict the duration, scope or outcome of the SEC's investigation.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited and adjusted note (6))

Three months ended	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17
(expressed in millions of United States dollars except for per share amounts)			(1)(2)	(2)	(2)		(3)
Total revenue	$25.1	$24.0	$37.2	$56.1	$60.1	$60.0	$62.1	$60.8
Cost of product and parts revenue (4)	$22.1	$17.6	$29.1	$47.4	$47.0	$42.5	$46.3	$45.9
Gross margin	$3.0	$6.4	$8.2	$8.7	$13.1	$17.5	$15.8	$14.9
Gross margin percentage	12.0%	26.7%	22.0%	15.5%	21.8%	29.2%	25.4%	24.5%
Net income (loss) from continuing operations	$(24.5)	$(24.6)	$3.4	$(33.7)	$(44.4)	$(12.8)	$(13.4)	$(15.7)
Net income (loss)	$(24.5)	$(24.6)	$3.7	$(33.5)	$(43.2)	$(12.5)	$32.3	$(15.6)
EBITDA (5)	$(20.5)	$(19.3)	$9.7	$(26.1)	$(33.5)	$(6.5)	$(7.5)	$(10.5)
Adjusted EBITDA (6)	$(13.5)	$(11.9)	$(11.5)	$(10.8)	$(11.0)	$(4.1)	$(5.3)	$(5.0)
Earnings (loss) per share
Basic	$(0.38)	$(0.38)	$0.05	$(0.30)	$(0.43)	$(0.11)	$0.29	$(0.12)
Diluted	$(0.38)	$(0.38)	$0.04	$(0.30)	$(0.43)	$(0.11)	$0.26	$(0.12)
CWI net income attributable to the Company (7)	$3.1	$0.5	$1.5	$2.8	$0.8	$1.8	$5.3	$5.8

(1) Includes the one month period of results from the merger with Fuel Systems and a bargain purchase gain of $42.9 million.

(2) The Company has modified information for Q2, Q3 and Q4 to exclude substantially all of the Industrial business segment, which has been reclassified as discontinued operations.

(3) During the second quarter of 2017, the Company completed the sale of non-core assets from its Industrial business unit and recognized a gain on sale of assets of $54.9 million.

(4) The Company has modified current and prior quarters' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically adopted by Fuel Systems that the Company has elected to adopt for the entire group.

(5) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information. EBITDA for Q2, Q3 and Q4 has been adjusted for the discontinued operations of the Industrial business segment (excluding the electronics and high pressure product lines).

(6) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted to exclude amortization of stock-based compensation, unrealized foreign exchange gain or loss, and other adjustments. See non-GAAP measures for more information.
(7) The Company's income from investments, retained earnings and long-term investments have also been adjusted to reflect a change in accounting policy in its joint venture. See condensed consolidated interim financial statements note 8(a).

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17
Income (loss) before income taxes from continuing operations	$(25.1)	$(24.7)	$3.4	$(34.4)	$(41.7)	$(13.6)	$(17.3)	$(15.3)
Interest expense, net (1)	1.3	2.3	2.7	3.1	4.3	3.4	6.3	0.9
Depreciation and amortization	3.3	3.1	3.6	5.2	3.9	3.7	3.5	3.9
EBITDA	$(20.5)	$(19.3)	$9.7	$(26.1)	$(33.5)	$(6.5)	$(7.5)	$(10.5)

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA decreased $3.0 million from a loss of $7.5 million in the three months ended June 30, 2017 to a loss of $10.5 million in the three months ended September 30, 2017. The change is primarily a result of lower gross margin, foreign exchange and legal fees associated with the SEC investigation.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17
EBITDA	$(20.5)	$(19.3)	$9.7	$(26.1)	$(33.5)	$(6.5)	$(7.5)	$(10.5)
Stock based compensation	3.5	4.0	2.3	2.9	1.2	1.1	3.1	2.1
Unrealized foreign exchange (gain) loss	0.5	1.3	4.1	(7.1)	8.1	(1.6)	1.0	2.5
Asset impairment	—	—	—	—	2.7	—	—	—
Inventory impairment from product line closure	—	—	—	4.3	1.3	—	—	—
Bargain purchase gain	—	—	(42.9)	—	7.1	—	—	—
Merger and financing costs	1.3	2.1	4.5	0.4		—	—	0.1
Amortization of fair value inventory adjustment recorded on acquisition	—	—	0.4	1.0		—	—	—
(Gain) loss on sale of investments	—	—	6.3	(3.9)	(0.3)	—	—	—
Loss on disposal of assets	0.8	—	—	—		—	—	—
Restructuring, termination and other exit costs	—	—	—	17.5	1.5	1.6	(1.6)	(0.1)
Other	1.0	—	4.1	0.2	0.9	1.3	(0.3)	0.9
Adjusted EBITDA	$(13.5)	$(11.9)	$(11.5)	$(10.8)	$(11.0)	$(4.1)	$(5.3)	$(5.0)